UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha'solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Ali Donzanti Check Point Software Technologies +1.650.628.2030 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
SECOND QUARTER 2017 FINANCIAL RESULTS

SAN CARLOS, CA – July 20, 2017 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2017.

Second Quarter 2017:

•	Total Revenue: $459 million, an 8 percent increase year over year

•	Software Blades Subscriptions Revenues: $118 million, a 27 percent increase year over year

•	GAAP Operating Income: $222 million, representing 48 percent of revenues

•	Non-GAAP Operating Income: $248 million, representing 54 percent of revenues

•	GAAP EPS: $1.12, an 18 percent increase year over year

•	Non-GAAP EPS: $1.26, a 16 percent increase year over year

•	Deferred Revenues: $1,065 million, a 19 percent increase year over year

"We posted strong second quarter results. Revenue growth was healthy and earnings per share growth of sixteen percent exceeded the high-end of our projections," said Gil Shwed, founder and chief executive officer of Check Point Software Technologies, "The major attacks that occurred during the last few months have demonstrated the need for a different approach to cyber security.  We believe focusing on prevention, sharing real-time attack information and consolidation of the security infrastructure can stop the next attack.  Check Point Infinity, launched last quarter, provides consolidated security architecture across networks, cloud and mobile, delivering our highest level of threat prevention."

Financial Highlights for the Second Quarter of 2017:

•	Total Revenue: $459 million compared to $423 million in the second quarter of 2016.

•	GAAP Operating Income: $222 million compared to $202 million in the second quarter of 2016.

•	Non-GAAP Operating Income: $248 million compared to $227 million in the second quarter of 2016.

•	GAAP Taxes on Income: $45 million compared to $48 million in the second quarter of 2016.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $188 million compared to $166 million in the second quarter of 2016. GAAP earnings per diluted share were $1.12 compared to $0.95 in the second quarter of 2016.

•	Non-GAAP Net Income: Non-GAAP net income was $212 million compared to $190 million in the second quarter of 2016.

•	Non-GAAP Earnings per Diluted Share: $1.26 compared to $1.09 in the second quarter of 2016.

•	Deferred Revenues: As of June 30, 2017, deferred revenues were $1,065 million compared to $892 million as of June 30, 2016.

•	Cash Flow: Cash flow from operations of $226 million compared to $205 million in the second quarter of 2016.

•	Share Repurchase Program: During the second quarter of 2017, the company repurchased 2.3 million shares at a total cost of $248 million.

•	Cash Balances, Marketable Securities and Short Term Deposits: $3,806 million as of June 30, 2017, compared to $3,708 million as of June 30, 2016.

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For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see "Use of Non-GAAP Financial Information" and "Reconciliation of GAAP to Non-GAAP Financial Information."

2017 Business Highlights

•
Cyber Security Architecture of the Future: Check Point Infinity is our fully consolidated cyber security platform that is focused on preventing attacks across networks, clouds, and mobile. This new architecture includes the widest breadth of security solutions, all managed by a consolidated security management system. As part of this architecture introduction, the following key product and features have been added or updated:

o
R80.10 security Gateway & Security Management: The underlying software of Check Point Infinity features dozens of new capabilities and enhancements, including unique policy layers, security multi-zones and boosted performance to keep organizations protected against threats, anytime and anywhere.

o
Mobile Threat Defense – SandBlast Product Family: SandBlast Mobile provides a centralized security solution designed to safeguard users against progressive mobile cyber-attacks. SandBlast Mobile, the only mobile threat defense solution to detect and block 100% of tested threats in the Miercom MTD Industry Assessment Report, March 2017, protects employees' devices from malware attacks via infected apps, man-in-the-middle attacks through compromised Wi-Fi networks, operating system vulnerabilities, and malicious links sent via SMS messages.

o
Anti-Ransomware:  Check Point's new Anti-Ransomware technology enables businesses to protect against cyber extortion and sophisticated ransomware. Its signature-less technology designed to detect unknown and zero-day ransomware attacks through advanced behavioral analysis and by detecting attempts to encrypt files illegitimately. Ransomware infections are detected and quarantined automatically and if any data was encrypted, it is automatically restored.

o
World's Fastest Threat Prevention Platform: Launched an updated family of super-high end security gateways, the 44000 & 64000 appliance series deliver exceptionally fast threat prevention  with 42 Gbps of Real-World Production Threat Prevention throughput and 636 Gbps of Real-World Production Firewall throughput. They also include multi-bladed chassis to support the dynamic needs of growing networks, while offering the high reliability and performance needed for the future of cyber security.

We received the following industry accolades and announced the following partnerships:

•
Leader in the 2017 Gartner Magic Quadrant for Enterprise Network Firewalls – The new report evaluated the company's "completeness of vision" and "ability to execute" in areas such as security management and threat prevention. Check Point has been positioned as a Leader in Enterprise Network Firewalls Magic Quadrant since 1997.

•
Leader in the 2016 Gartner Magic Quadrant for Unified Threat Management – The new report evaluated the company's completeness of vision and ability to execute within the small and mid-sized business market. Check Point has been positioned as a Leader in Unified Threat Management Magic Quadrant for six consecutive years.

•
Check Point SandBlast Mobile Receives Miercom's Certified Secure Award: SandBlast Mobile received Miercom's Certified Secure Award in the first independent, mobile threat defense test. The test measured the products ability to identify, block, and respond to malicious malware, network attack vulnerabilities, and mobile device vulnerabilities. This is Miercom's highest award of achievement in competitive, hands-on testing.

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•
Check Point Infinity NGFW Earns NSS Recommended in Next Generation Firewall Test: For the 14th consecutive time, Check Point has achieved a recommended rating in the 2017 NSS Labs Next Generation Firewall Group Test.

•
Automotive Cyber Security: Check Point joined forces with Valens as members of the HDBaseT Alliance to help define the necessary specifications for a more secure connected car. The alliance will drive the development of a safer, better-equipped solution for in-vehicle connectivity and safety.

Our security research organization has also continued to expose vulnerabilities in today's infrastructure, which included critical vulnerabilities in mobile equipment and applications, including:

•
Watching a movie on your personal computer can infect your computer: Hacked in Translation malware utilizes subtitles as a new attack vector. Once the subtitles are infected hackers may be able to execute malicious subtitles to target users of popular media platforms and potentially gain complete control over the device.

•
Over 250 million computers worldwide were infected with the Fireball malware: Check Point Threat Intelligence and research teams discovered this high-volume Chinese threat operation, which installed malware that takes over the target computer's browser and turns it into a "zombie." Once infected, hackers can run any code on the victim's computer, and hijack and manipulate the infected users' web-traffic to generate ad-revenue.

•
14 million Android devices infected with CopyCat: Check Point researchers identified the mobile malware that infected approximately 8 million Android devices, and allowed the hackers behind the campaign to skim ad revenues.

"We've made important headway in enabling companies to prevent cyber-attacks by introducing the Check Point Infinity cyber security architecture.  We will continue to focus on our vision – the next attack can be prevented" concluded Shwed.

Third Quarter Investor Conference Participation Schedule:

•	KeyBanc Capital Markets 19th Annual Global Technology Leadership Forum August 7, 2017 – Vail, CO

•	Oppenheimer 20th Annual Technology Conference August 9, 2017 – Boston, MA

•	Citi 2017 Global Technology Conference September 7, 2017 – New York, NY

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point's conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 20, 2017, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through July 26, 2017 on the company's website or by telephone at +1.201.612.7415, replay ID number 13666210.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

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©2017 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture, our continued focus on enabling companies to prevent cyber-attacks by introducing the Check Point Infinity architecture and our participation in investor conferences during the second quarter of 2017.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2017.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Check Point's ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company "through the eyes of management," and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$138,288	$136,248	$264,614	$258,978
Software Blades subscriptions	117,947	92,700	230,011	180,828
Total revenues from products and software blades	256,235	228,948	494,625	439,806
Software updates and maintenance	202,338	193,801	399,398	387,214
Total revenues	458,573	422,749	894,023	827,020

Operating expenses:
Cost of products and licenses	26,207	25,125	50,093	48,164
Cost of software blades subscriptions	5,349	1,868	9,429	3,686
Total cost of products and software blades	31,556	26,993	59,522	51,850
Cost of Software updates and maintenance	21,291	20,559	42,076	40,165
Amortization of technology	546	546	1,092	1,092
Total cost of revenues	53,393	48,098	102,690	93,107

Research and development	46,368	43,854	92,460	86,188
Selling and marketing	114,681	107,558	220,868	199,316
General and administrative	22,489	21,088	45,533	44,037
Total operating expenses	236,931	220,598	461,551	422,648

Operating income	221,642	202,151	432,472	404,372
Financial income, net	11,311	11,815	21,679	21,763
Income before taxes on income	232,953	213,966	454,151	426,135
Taxes on income	44,591	48,147	83,238	92,894
Net income	$188,362	$165,819	$370,913	$333,241

Basic earnings per share	$1.15	$0.97	$2.26	$1.94
Number of shares used in computing basic earnings per share	163,328	170,942	164,197	172,169

Diluted earnings per share	$1.12	$0.95	$2.21	$1.89
Number of shares used in computing diluted earnings per share	167,685	174,816	168,090	175,898

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$221,642	$202,151	$432,472	$404,372
Stock-based compensation (1)	23,378	21,999	42,453	40,216
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,282	6,518	6,576
Non-GAAP operating income	$248,279	$227,432	$481,443	$451,164

GAAP net income	$188,362	$165,819	$370,913	$333,241
Stock-based compensation (1)	23,378	21,999	42,453	40,216
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,282	6,518	6,576
Taxes on the above items (3)	(2,993)	(653)	(6,378)	(2,496)
Non-GAAP net income	$212,006	$190,447	$413,506	$377,537

Diluted GAAP Earnings per share	$1.12	$0.95	$2.20	$1.89
Stock-based compensation (1)	0.14	0.12	0.25	0.23
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.04	0.04
Taxes on the above items (3)	(0.02)	-	(0.03)	(0.01)
Diluted Non-GAAP Earnings per share	$1.26	$1.09	$2.46	$2.15

Number of shares used in computing diluted Non-GAAP earnings per share	167,685	174,816	168,090	175,898

(1) Stock-based compensation:
Cost of products and licenses	$23	$17	$39	$34
Cost of software updates and maintenance	675	554	1,232	975
Research and development	3,913	3,452	7,598	6,298
Selling and marketing	5,732	5,560	8,464	7,803
General and administrative	13,035	12,416	25,120	25,106
	$23,378	$21,999	$42,453	$40,216

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	$546	$1,092	$1,092
Research and development	1,897	1,897	3,794	3,794
Selling and marketing	816	839	1,632	1,690
	$3,259	$3,282	$6,518	$6,576

(3) Taxes on the above items	$(2,993)	$(653)	$(6,378)	$(2,496)

Total, net	$23,644	$24,628	$42,953	$44,296

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	June 30,	December 31,
	2017	2016
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$278,937	$187,428
Marketable securities and short-term deposits	1,320,018	1,185,499
Trade receivables, net	334,049	478,507
Prepaid expenses and other current assets	87,581	41,021
Total current assets	2,020,585	1,892,455

Long-term assets:
Marketable securities	2,207,451	2,296,097
Property and equipment, net	69,936	61,859
Severance pay fund	5,055	4,617
Deferred tax asset, net	153,656	94,608
Goodwill and other intangible assets, net	832,287	834,167
Other assets	30,414	33,833
Total long-term assets	3,298,799	3,325,181

Total assets	$5,319,384	$5,217,636

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$792,838	$814,418
Trade payables and other accrued liabilities	334,759	351,440
Total current liabilities	1,127,597	1,165,858

Long-term liabilities:
Deferred revenues	271,832	251,166
Income tax accrual	341,717	300,536
Accrued severance pay	10,011	8,953
	623,560	560,655

Total liabilities	1,751,157	1,726,513

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	1,214,993	1,139,642
Treasury shares at cost	(5,414,515)	(4,956,172)
Accumulated other comprehensive loss	(4,050)	(9,250)
Retained earnings	7,771,025	7,316,129
Total shareholders' equity	3,568,227	3,491,123

Total liabilities and shareholders' equity	$5,319,384	$5,217,636
Total cash and cash equivalents, marketable securities and short-term deposits	$3,806,406	$3,669,024

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$188,362	$165,819	$370,913	$333,241
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	3,017	2,720	5,998	5,392
Amortization of intangible assets	940	963	1,880	1,937
Stock-based compensation	23,378	21,999	42,453	40,216
Realized loss (gain) on marketable securities	68	(1,429)	143	(1,124)
Decrease (increase) in trade and other receivables, net	(49,248)	(21,635)	141,934	141,218
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities (*)	44,147	42,800	(8,606)	14,073
Excess tax benefit from stock-based compensation	-	(3,683)	-	(4,814)
Deferred income taxes, net	15,632	(2,528)	26,994	(1,214)
Net cash provided by operating activities	226,296	205,026	581,709	528,925

Cash flow from investing activities:

Investment in property and equipment	(6,122)	(5,942)	(14,075)	(10,650)
Net cash used in investing activities	(6,122)	(5,942)	(14,075)	(10,650)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	39,324	17,379	63,706	33,529
Purchase of treasury shares	(247,987)	(245,671)	(495,849)	(492,937)
Excess tax benefit from stock-based compensation	-	3,683	-	4,814
Payments related to shares withheld for taxes (*)	(3,855)	(2,576)	(4,064)	(2,726)
Net cash used in financing activities	(212,518)	(227,185)	(436,207)	(457,320)

Unrealized gain on marketable securities, net	1,991	6,913	5,955	31,618

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	9,647	(21,188)	137,382	92,573

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,796,759	3,729,175	3,669,024	3,615,414

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,806,406	$3,707,987	$3,806,406	$3,707,987

(*) Payments related to shares withheld for taxes during the three and six month periods ending June 30, 2016 were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

July 20, 2017

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